Exhibit 21
KIMBALL ELECTRONICS, INC. AND SUBSIDIARIES
SUBSIDIARIES OF THE REGISTRANT

As of June 30, 2015, the significant subsidiaries of the Registrant were as follows:

	Jurisdiction of Incorporation	Percent of Voting Stock Owned By the Registrant
Kimball Electronics Group, LLC	Indiana	100%
Kimball Electronics (Thailand) Limited	Thailand	100%
Kimball Electronics Poland Sp. z o.o.	Poland	100%
Kimball Electronics (Nanjing) Co., Ltd.	China	100%
Kimball Electronics Tampa, Inc.	Florida	100%
Kimball Electronics Mexico, Inc.	Texas	100%
Kimball Electronics Netherlands B.V.	Netherlands	100%